UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

ARCHROCK, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03957W106

(CUSIP Number)

Michael D. Fertitta

c/o JDH Capital Holdings, L.P.

1111 Travis Street

Houston, Texas 77002

713-209-2495

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person JDH Capital Holdings, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 21,656,683 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 21,656,683 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,656,683 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.25% (2)

(14)	Type of Reporting Person (See Instructions) PN

(1)         Represents 21,656,683 shares of common stock (the “Common Stock”) of Archrock, Inc. held by JDH Capital Holdings, L.P.

(2)         Based on 151,976,348 shares of Common Stock outstanding as of August 1, 2019.

(1)	Names of Reporting Person JDH Capital Company

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 21,656,683 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 21,656,683 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,656,683 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.25% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1)         Represents 21,656,683 shares of common stock (the “Common Stock”) of Archrock, Inc. held by JDH Capital Holdings, L.P.

(2)         Based on 151,976,348 shares of Common Stock outstanding as of August 1, 2019.

(1)	Names of Reporting Person Hildebrand Enterprises, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 21,656,683 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 21,656,683 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,656,683 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.25% (2)

(14)	Type of Reporting Person (See Instructions) PN

(1)         Represents 21,656,683 shares of common stock (the “Common Stock”) of Archrock, Inc. held by JDH Capital Holdings, L.P.

(2)         Based on 151,976,348 shares of Common Stock outstanding as of August 1, 2019.

(1)	Names of Reporting Person Hildebrand Enterprises Company

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 21,656,683 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 21,656,683 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,656,683 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.25% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1)         Represents 21,656,683 shares of common stock (the “Common Stock”) of Archrock, Inc. held by JDH Capital Holdings, L.P.

(2)         Based on 151,976,348 shares of Common Stock outstanding as of August 1, 2019.

(1)	Names of Reporting Person Melinda B. Hildebrand

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 21,656,683 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 21,656,683 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,656,683 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.25% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1)         Represents 21,656,683 shares of common stock (the “Common Stock”) of Archrock, Inc. held by JDH Capital Holdings, L.P.

(2)         Based on 151,976,348 shares of Common Stock outstanding as of August 1, 2019.

(1)	Names of Reporting Person Jeffery D. Hildebrand

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 21,656,683 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 21,656,683 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,656,683 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.25% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1)         Represents 21,656,683 shares of common stock (the “Common Stock”) of Archrock, Inc. held by JDH Capital Holdings, L.P.

(2)         Based on 151,976,348 shares of Common Stock outstanding as of August 1, 2019.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Archrock Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9807 Katy Freeway, Suite 100, Houston, Texas 77024.

Item 2. Identity and Background.

(a), (f)              This Statement is filed by (i) JDH Capital Holdings, L.P., a Texas limited partnership (“JDH Holdings”), (ii) JDH Capital Company, a Texas corporation (“JDH Capital”), (iii) Hildebrand Enterprises, LP, a Texas limited partnership (“Hildebrand Enterprises”), (iv) Hildebrand Enterprises Company, a Texas corporation (“Hildebrand Company”), (v) Melinda B. Hildebrand, an individual (“Mrs. Hildebrand”) and (vi) Jeffery D. Hildebrand, an individual (“Mr. Hildebrand” and, together with JDH Holdings, JDH Capital, Hildebrand Enterprises, Hildebrand Company and Mrs. Hildebrand, the “Reporting Persons”). Each of Mr. and Mrs. Hildebrand is a citizen of the United States.

(b)            The business address of the Reporting Persons is 1111 Travis Street, Houston, Texas 77002.

(c)             The principal business of JDH Holdings is to own the Common Stock. The principal business of JDH Capital is managing investments and to serve as the general partner of JDH Holdings and other affiliated entities. The principal business of Hildebrand Enterprises is a holding company of energy related and other operating companies and investments and to serve as the sole limited partner of JDH Holdings. The principal business of Hildebrand Company is to serve as the general partner of Hildebrand Enterprises. The principal business occupation of Mr. Hildebrand is investments and to serve as Executive Chairman and Founder of Hilcorp Energy Company and President and Chief Executive Officer of Hildebrand Enterprises. The principal business occupation of Mrs. Hildebrand is investments.

(d)            During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Asset Purchase Agreement, dated June 23, 2019 (the “Elite Purchase Agreement”), by and among the Issuer, Archrock Services, L.P., a wholly owned subsidiary of the Issuer (together with the Issuer, the “Archrock Buyer Parties”) and Elite Compression Services, LLC (“Elite”), a portfolio company managed by JDH Capital, the Archrock Buyer Parties acquired substantially all the assets of Elite, for aggregate consideration equal to $410 million (the “Elite Acquisition”), consisting of (i) an amount of cash equal to $205 million and (ii) 21,656,683 newly issued shares of Common Stock, which were issued to JDH Holdings on August 1, 2019.

The description of the Elite Purchase Agreement in this Item 3 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

The Reporting Persons purchased the shares of Common Stock pursuant to the Elite Purchase Agreement for investment purposes, subject to the following:

In connection with the consummation of the transactions contemplated by the Elite Purchase Agreement, JDH Holdings entered into a Board Representation Agreement (the “Board Representation Agreement”), dated August 1, 2019, by and among JDH Holdings and the Issuer. Pursuant to the Board Representation Agreement, JDH Holdings received the right to designate one director to the Issuer’s board of directors (the “Board”) for so long as JDH Holdings or its successors (together with all affiliates of such person) continue to hold, on an aggregate basis, at least 7.5% of the then-issued and outstanding shares of Common Stock. In connection with the Board’s approval of the Elite Acquisition, the Board unanimously voted to increase the size of the Board from eight members to nine members and to elect Mr. Hildebrand to fill the vacancy upon the closing of the Elite Acquisition.

The description of the Elite Purchase Agreement and the Board Representation Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of shares of Common Stock at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Stock now owned or hereafter acquired. In addition, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Persons and their affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Common Stock or changes to the Issuer’s capital structure, any of the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer or one or more officers of the Issuer regarding the Issuer. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)            As of the date of this Statement, the Reporting Persons beneficially own an aggregate of 21,656,683 shares of Common Stock, or 14.25% of the total number of shares of Common Stock outstanding.

(b)            The shares of Common Stock are held directly by JDH Holdings. Mr. and Mrs. Hildebrand, individually, have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock.

(c)             The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)            No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

The Issuer has entered into a registration rights agreement with JDH Holdings, pursuant to which, among other things, the Issuer has granted JDH Holdings certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the re-sale of the Common Stock, and under certain circumstances, to require the Issuer to initiate underwritten offerings for the Common Stock.

Item 7. Materials to be Filed as Exhibits.

1.                 Asset Purchase Agreement, dated as of June 23, 2019, by and among Archrock Services, L.P., Archrock, Inc. and Elite Compression Services, LLC. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33666), filed on June 24, 2019).

2.                 Board Representation Agreement, dated as of August 1, 2019, by and between Archrock, Inc. and JDH Capital Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33666), filed on August 1, 2019).

4.                 Registration Rights Agreement, dated as of August 1, 2019, by and between Archrock, Inc. and JDH Capital Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33666), filed on August 1, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2019

JDH CAPITAL HOLDINGS, L.P.

	By:	JDH Capital Company, its general partner

	By:	/s/ Ryan Connelley
	Name:	Ryan Connelley
	Title:	Managing Director

JDH CAPITAL COMPANY

	By:	/s/ Ryan Connelley
	Name:	Ryan Connelley
	Title:	Managing Director

HILDEBRAND ENTERPRISES, LP

	By:	Hildebrand Enterprises Company, its general partner

	By:	/s/ Jeffery D. Hildebrand
	Name:	Jeffery D. Hildebrand
	Title:	President and Chief Executive Officer

HILDEBRAND ENTERPRISES COMPANY

	By:	/s/ Jeffery D. Hildebrand
	Name:	Jeffery D. Hildebrand
	Title:	President and Chief Executive Officer

JEFFERY D. HILDEBRAND

/s/ Jeffery D. Hildebrand

MELINDA B. HILDEBRAND

/s/ Melinda B. Hildebrand